Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
RC2 Corporation:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of RC2 Corporation of our reports dated February 28, 2006, with respect to the consolidated balance sheets of RC2 Corporation as of December 31, 2004 and 2005, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, which reports appear in the December 31, 2005, annual report on Form 10-K of RC2 Corporation.

                                                   /s/ KPMG LLP

KPMG LLP
Chicago, Illinois
April 12, 2006